Management's Discussion and Analysis

For The Three and Nine Months Ended September 30, 2022

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended September 30, 2022 ("Q3 2022") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2021 and (iii) the MD&A for the year ended December 31, 2021. Note references in the following discussion refer to the note disclosures contained in the Q3 2022 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q3 2021" refer to the quarter ended September 30, 2021.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through November 8, 2022, unless otherwise indicated. References to "date of this MD&A" mean November 8, 2022. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. In addition to advancing its U.S.-based clean energy storage business, the Company is in the process of implementing an ilmenite concentration plant using feedstock from its existing operations. Largo's VCHARGE vanadium batteries offer an efficient, safe, and long-life storage system that is fully recyclable at the end of its expected 25+ year lifetime. The Company's strategy is centered around two important pillars: a profitable supply of its industry-preferred vanadium products from Brazil combined with its emerging clean energy storage business to support the world's low carbon future.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

Q3 2022 Highlights

• The Company recorded net loss before tax of $1,960 for Q3 2022 and net loss of $2,601.

• The Company's Maracás Menchen Mine produced 2,906 tonnes of vanadium pentoxide ("V2O5 ") in Q3 2022 and had sales of 2,796 tonnes of V2O5 equivalent (including 351 tonnes of purchased products).

• On July 4, 2022, the Company announced voting results from its Annual and Special Meeting of Shareholders (the "Meeting") held on Thursday, June 30, 2022. Shareholders voted to approve all matters brought before the Meeting including the election of all director nominees and the appointment of KPMG LLP as auditors for the ensuing year.

• On July 14, 2022, the Company announced that it had implemented an automatic securities purchase plan (the "Automatic Repurchase Plan") with its designated broker in order to facilitate purchases of its Common Shares under its previously announced NCIB. The Automatic Repurchase Plan is intended to allow for the purchase of Common Shares by the Company's designated broker pursuant to the NCIB at times when the Company ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 1

• On July 19, 2022, the Company announced that it had published its 2021 Sustainability Report detailing the Company's approach and progress towards integrating sustainability into all aspects of its business. Largo's 2021 Sustainability Report has been compiled in accordance with the Global Reporting Initiative ("GRI") Standards: Core option, as well as Value Reporting Foundation - Sustainability Accounting Standards Board ("SASB") Metals & Mining Industry Standard requirements.

• On August 4, 2022, the Company announced that Largo Clean Energy ("LCE") signed a non-binding memorandum of understanding ("MOU") with Ansaldo Green Tech to negotiate the formation of a joint venture for the manufacturing and commercial deployment of vanadium redox flow batteries ("VRFB") in the European, African and Middle East power generation markets.

• On September 15, 2022, the Company announced the completion of the qualifying transaction for Largo Physical Vanadium Corp. ("LPV") with Column Capital Corp. ("CPC"). As part of the transaction, the Company contributed approximately 200 tonnes of V2O5 equivalent and C$20,000 of the C$30,220 that LPV raised in a financing that closed in April 2022. LPV will acquire and store vanadium units in commercial forms as well as in electrolyte solutions for vanadium redox flow battery ("VRFB") applications. On September 27, 2022, the Company announced that LPV shares had commenced trading on the TSX Venture Exchange under the ticker symbol "VAND".

Significant Events and Transactions Subsequent to Q3 2022

• In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

Q3 2022 Summary

Financial

	Three months ended
	September 30,	September 30,
	2022	2021	Movement
Revenues	$54,258	$53,861	$397	1%
Operating costs	(45,602)	(32,126)	(13,476)	42%
Direct mine and production costs	(24,655)	(18,613)	(6,042)	32%
Professional, consulting and management fees	(7,246)	(4,889)	(2,357)	48%
Foreign exchange gain (loss)	967	(826)	1,793	(217%	)
Other general and administrative expenses	(4,108)	(989)	(3,119)	315%
Share-based payments	(131)	(578)	447	(77%	)
Finance costs	(296)	(344)	48	(14%	)
Interest income	401	102	299	293%
Technology start-up costs	303	-	303	(100%	)
Exploration and evaluation costs	(506)	(742)	236	(32%	)
	(56,218)	(40,392)	(15,826)	39%
Net income (loss) before tax	(1,960)	13,469	(15,429)	(115%	)
Income tax expense	(1,307)	(2,569)	1,262	(49%	)
Deferred income tax recovery (expense)	666	(1,707)	2,373	(139%	)
Net income (loss)	$(2,601)	$9,193	$(11,794)	(128%	)

Unrealized loss on foreign currency translation	(6,702)	(12,467)	5,765	(46%	)
Comprehensive loss	$(9,303)	$(3,274)	$(6,029)	184%

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 2

	Three months ended
	September 30,	September 30,
	2022	2021	Movement
Basic earnings (loss) per share	$(0.04)	$0.14	$(0.18)	(129%	)
Diluted earnings (loss) per share	$(0.04)	$0.14	$(0.18)	(129%	)

Cash provided before working capital items	$4,328	$20,314	$(15,986)	(79%	)
Net cash provided by operating activities	10,037	15,512	(5,475)	(35%	)
Net cash provided by financing activities	17,651	78	17,573	22,529%
Net cash used in investing activities	(17,677)	(6,145)	(11,532)	188%
Net change in cash	9,835	6,898	2,937	43%

	Nine months ended
	September 30,	September 30,
	2022	2021	Movement
Revenues	$181,750	$147,954	$33,796	23%

Operating costs	(125,264)	(95,264)	(30,000)	31%
Direct mine and production costs	(66,120)	(53,756)	(12,364)	23%
Professional, consulting and management fees	(19,542)	(12,942)	(6,600)	51%
Foreign exchange gain	1,910	531	1,379	260%
Other general and administrative expenses	(10,865)	(4,260)	(6,605)	155%
Share-based payments	(1,432)	(1,982)	550	(28%	)
Finance costs	(787)	(767)	(20)	3%
Interest income	798	266	532	200%
Technology start-up costs	(4,514)	-	(4,514)	(100%	)
Exploration and evaluation costs	(791)	(1,440)	649	(45%	)
	(160,487)	(115,858)	(44,629)	39%
Net income before tax	$21,263	$32,096	$(10,833)	(34%	)
Income tax expense	(9,024)	(5,028)	(3,996)	79%
Deferred income tax recovery (expense)	1,171	(5,286)	6,457	(122%	)
Net income	$13,410	$21,782	$(8,372)	(38%	)

Unrealized gain (loss) on foreign currency
translation	591	(6,248)	6,839	(109%	)
Comprehensive income	$14,001	$15,534	$(1,533)	(10%	)

Basic earnings per share (note 12)	$0.21	$0.34	$(0.13)	(38%	)
Diluted earnings per share (note 12)	$0.21	$0.34	$(0.13)	(38%	)

Cash provided before working capital items	$35,479	$49,260	$(13,781)	(28%	)
Net cash provided by operating activities	8,889	36,350	(27,461)	(76%	)
Net cash provided by (used in) financing activities	2,357	(6,900)	9,257	(134%	)
Net cash used in investing activities	(33,328)	(20,414)	(12,914)	63%
Net change in cash	$(21,077)	$8,422	$(29,499)	(350%	)

The movements in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $2,601 in Q3 2022, compared with a net income of $9,193 in Q3 2021. This movement was primarily due to a 42% increase in operating costs, a 48% increase in professional, consulting and management fees and a 315% increase in other general and administrative expenses. For the nine months ended September 30, 2022, the Company recorded a net income of $13,410, compared with a net income of $21,782 for the same prior year period. This movement was primarily attributable to a 23% increase in revenues, partially offset by a 31% increase in operating costs, a 51% increase in professional, consulting and management fees and a 155% increase in other general and administrative expenses.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 3

Commercial

• In Q3 2022, the Company sold 2,796 tonnes of V2O5 equivalent (Q3 2021 - 2,685 tonnes), including 351 tonnes of purchased products (Q3 2021 - 135 tonnes). Produced V2O5 equivalent sold decreased, with 5,390 (000s lb) sold in Q3 2022, as compared with 5,621 (000s lb) sold in Q3 2021. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Persistent logistical challenges and elevated transport costs have impacted all aspects of the Company's supply chain. However, the Company continued to deliver on all its commercial commitments through careful planning. The Company does not expect the logistics situation to improve until early-2022, at which point the Company anticipates being able to reduce its inventory in transit through increased sales.

• During Q3 2022, the average benchmark price per lb of V2O5 in Europe was $8.23, a decrease of 26% from the average of $11.08 seen in Q2 2022 and a decrease of 12% from the average of $9.40 seen in Q3 2021. The average benchmark price at September 30, 2022 was approximately $8.00, compared with approximately $9.15 at June 30, 2022 and $8.78 at September 30, 2021. During Q3 2022, the average benchmark price per kg of FeV in Europe was $33.85, a decrease of 24% from the average of $44.22 seen in Q2 2022 and a decrease of 12% from the average of $38.32 seen in Q3 2021. The average benchmark price at September 30, 2022 was approximately $32.65, compared with approximately $38.15 at June 30, 2022 and $33.00 at September 30, 2021. The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• At September 30, 2022, the Company recognized an inventory write-down of $1,655 for its purchased products. This was primarily due to the decreases in the average benchmark prices at the end of Q3 2022 as noted above.

• The lower sales Q3 2022 are largely attributable to weaker spot demand during the period as well as ongoing shipment delays. Demand in the steel market softened in Q3 2022 due to geopolitical uncertainties and concerns over energy prices and availability, most notably in Europe. However, high purity vanadium demand remains steady and is continuing to recover from the lows of 2020, supported by renewed optimism in the travel and aerospace industries.

• Subsequent to Q3 2022, sales in October 2022 were 1,056 tonnes of V2O5 equivalent.

• The Company maintains a strong focus on developing new markets for its high purity products and concluded its first sale of V2O3 in Europe during the period.

• During Q3 2022, the Company recognized revenues of $54,258 (Q3 2021 - $53,861) from sales of 2,796 tonnes of V2O5 equivalent (Q3 2021 - 2,685 tonnes). Of the total revenues, $47,000 is related to the Sales & trading segment, $7,258 is related to the Mine properties segment and $nil is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the nine months ended September 30, 2022, the Company recognized revenues of $181,750 (2021 - $147,954 in the same prior year period) from the sales of 8,319 tonnes of V2O5 equivalent (2021 - 8,494 tonnes in the same prior year period). Of the total, $155,621 is related to the Sales & trading segment, $25,815 is related to the Mine properties segment and $314 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 4

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$8.23	$8.65	$9.11	$7.44
- Purchased material	$8.00	$-	$9.39	$8.27
- Total	$8.22	$8.65	$9.12	$7.45
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$12.33	$-	$12.33	$-
- Purchased material	$11.21	$-	$11.21	$-
- Total	$12.23	$-	$12.23	$-
FeV revenues per kg of FeV sold[1,2]
- Produced material	$32.38	$31.59	$34.69	$27.53
- Purchased material	$29.79	$29.69	$40.69	$27.21
- Total	$31.63	$31.39	$36.17	$27.50

Revenues per pound sold[1,2]	$8.80	$9.10	$9.91	$7.90

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $45,602 in Q3 2022 (Q3 2021 - $32,126) include direct mine and production costs of $24,655 (Q3 2021 - $18,613), conversion costs of $1,655 (Q3 2021 - $2,037), product acquisition costs of $7,248 (Q3 2021 - $2,479), royalties of $2,497 (Q3 2021 - $2,707), distribution costs of $2,581 (Q3 2021 - $1,331), inventory write-down of $1,655 (Q3 2021 - $nil), depreciation and amortization of $5,111 (Q3 2021 - $4,825) and iron ore costs of $200 (Q3 2021 - $134).

• The increase in direct mine and production costs is primarily attributable to a decrease in the global recovery (Q3 2022 - 80.7%, Q3 2021 - 83.7%), cost increases in critical consumables, including heavy fuel oil ("HFO") and ammonium sulfate, as well as increased consumption of these critical consumables and sodium carbonate. Higher costs of production in the current and previous periods related to shut downs for the refractory refurbishment in the kiln and cooler, repairs to the cooler support bearing, maintenance of the cooler engine system and power substation and reduced de-ammoniator and kiln availability continue to impact operating costs as a result of the time between production and sales. Product acquisition costs relate to the cost of previously purchased products that have been sold in the period. Of the total operating costs, $38,198 is related to the Sales & trading segment, $7,174 is related to the Mine properties segment and $230 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $125,264 for the nine months ended September 30, 2022 (2021 - $95,264 in the same prior year period) include direct mine and production costs of $66,120 (2021 - $53,756 in the same prior year period), conversion costs of $5,839 (2021 - $6,660 in the same prior year period), product acquisition costs of $20,651 (2021 - $8,656 in the same prior year period), royalties of $8,265 (2021 - $6,588 in the same prior year period), distribution costs of $6,887 (2021 - $3,839 in the same prior year period), inventory write-down of $1,942 (2021 - $2 in the same prior year period), depreciation and amortization of $14,923 (2021 - $15,713 in the same prior year period) and iron ore costs of $637 (2021 - $50 in the same prior year period)). The increase in direct mine and production costs is primarily attributable to the cost impacts of the abnormally elevated levels of rainfall experienced in Q4 2021, the plant shutdowns in January and February 2022 to perform maintenance on the cooler engine system and power substations and to repair the cooler support bearing, the refractory refurbishment in the kiln and cooler and the cost and consumption increases for critical consumables as noted above. Of the total, $100,514 is related to the Sales & trading segment, $24,087 is related to the Mine properties segment and $663 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 5

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Cash operating costs per pound[1]	$5.33	$4.01	$4.87	$3.64
Cash operating costs excluding royalties per pound[1]	$4.86	$3.53	$4.37	$3.27

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound were $4.86 per lb in Q3 2022, compared with $3.53 for Q3 2021. The increase seen in Q3 2022 compared with Q3 2021 is largely due to the reasons noted above for operating costs, including the impact of cost and consumption increases for critical consumables, including HFO, diesel, sodium carbonate and ammonium sulfate. The previously noted plant shutdowns for repairs and maintenance negatively impacted the operational and financial performance. Further, produced V2O5 equivalent sold decreased as compared with Q3 2021, with 5,390 (000s lb) sold in Q3 2022, as compared with 5,621 (000s lb) sold in Q3 2021.

• Professional, consulting and management fees in Q3 2022 increased from Q3 2021 by 48%. The increase is primarily attributable to costs incurred in Q3 2022 in connection with LCE, which was not fully operational in Q3 2021 and transaction and listing related costs incurred by LPV in Q3 2022 in connection with the completion of its qualifying transaction. Of the total professional, consulting and management fee expense in Q3 2022, $303 related to the Sales & trading segment (Q3 2021 - $360), $1,181 related to the Mine properties segment (Q3 2021 - $1,007), $1,753 related to Corporate (Q3 2021 - $1,745), $2,813 related to Largo Clean Energy (Q3 2021 - $1,776) and $1,196 related to Largo Physical Vanadium (Q3 2021 - $nil). For the nine months ended September 30, 2022, total professional, consulting and management fees increased from the same prior year period by 51%. Of the total, $1,364 related to the Sales & trading segment ($1,119 in the same prior year period), $3,784 related to the Mine properties segment ($2,986 in the same prior year period), $5,227 related to Corporate ($5,090 in the same prior year period), $7,463 related to Largo Clean Energy ($3,746 in the same prior year period) and $1,704 related to Largo Physical Vanadium ($nil in the same prior year period).

• Other general and administrative expenses in Q3 2022 increased from Q3 2021 by 315% (or $3,119), which is primarily attributable to a further increase in legal provisions in the Mine properties segment of $2,050, as well as costs incurred in Q3 2022 in connection with LCE, which was not fully operational in Q3 2021. Of the total other general and administrative expenses in Q3 2022, $132 related to the Sales & trading segment (Q3 2021 - $109), $2,433 related to the Mine properties segment (Q3 2021 - $236), $362 related to Corporate (Q3 2021 - $273), $1,232 related to Largo Clean Energy (Q3 2021 - $368) and a recovery of $50 related to Largo Physical Vanadium (Q3 2021 - $nil). For the nine months ended September 30, 2022, total other general and administrative expenses increased from the same prior year period by 155%, primarily due to an increase in provisions of $4,892. Of the total, $380 related to the Sales & trading segment ($290 in the same prior year period), $5,751 related to the Mine properties segment ($1,003 in the same prior year period), $1,170 related to Corporate ($1,575 in the same prior year period), $3,429 related to Largo Clean Energy ($1,389 in the same prior year period) and $6 related to Largo Physical Vanadium ($nil in the same prior year period)). In addition, $1 related to initial activities for the titanium project.

• Technology start-up costs relate to activities at LCE focussed on the ramp up of operations for the deployment of its VCHARGE VRFB system (Q3 2022 - recovery of $791 and the nine months ended September 30, 2022 - $3,775) and costs related to initial activities for the titanium project in Brazil (Q3 2022 and the nine months ended September 30, 2022 - $739). The expense recovery for LCE in Q3 2022 is due to the reclassification of some costs incurred in prior periods to inventory.

• Comprehensive loss for Q3 2022 decreased from Q3 2021 by 184% after a decrease in the unrealized loss on foreign currency translation of 46%. For the nine months ended September 30, 2022, comprehensive income decreased from the same prior year period by 10% after an increase in the unrealized gain on foreign currency translation of 109%. The unrealized gain on foreign currency translation in the nine months ended September 30, 2022 is primarily due to a strengthening of the Brazilian real against the U.S. dollar by approximately 3% since December 31, 2021.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 6

Cash Flows

• Cash provided by operating activities of $10,037 in Q3 2022 is a decrease from cash provided by operating activities of $15,512 in Q3 2021. This is primarily due to a decrease in cash provided before working capital items of $15,986, partially offset by a net increase in working capital items of $10,511. The change in working capital items is primarily attributable to a decrease in amounts receivable and increases in inventory and accounts payable and accrued liabilities. For the nine months ended September 30, 2022, cash provided by operating activities was $8,889, compared with cash provided by operating activities of $36,350 in the same prior year period. This movement is primarily attributable to a decrease in cash provided before working capital items of $13,781 and a net change in working capital items of $(13,680), which is largely driven by increases in inventory and accounts payable and accrued liabilities balances.

• Cash provided by financing activities in Q3 2022 increased from cash provided by financing activities in Q3 2021 by $17,573. The movement is primarily due to the classification of $15,524 out of restricted cash following the completion of LPV's qualifying transaction and the sale of non-controlling interest of $7,547 (Q3 2021 - $nil), partially offset by share repurchases of $5,765 (Q3 2021 - $nil). For the nine months ended September 30, 2022, cash provided by financing activities increased from cash used in financing activities in the same prior year period by $9,257. The movement is primarily attributable to the repayment of debt of $15,000 ($24,788 in the same prior year period) and share repurchases of $6,088 ($nil in the same prior year period), and cash received from the sale of non-controlling interest of $7,797 ($nil in the same prior year period).

• Cash used in investing activities in Q3 2022 of $17,677 is an increase of $11,532 from the $6,145 seen in Q3 2021. For the nine months ended September 30, 2022, the increase from the same prior year period was $12,914. Expenditures in 2022 primarily relate to the ilmenite project, costs relating to a software implementation and cash outflows for purchased product vanadium assets.

• The net change in cash in Q3 2022 was an increase of $9,835, compared with an increase of $6,898 for Q3 2021. For the nine months ended September 30, 2022, the net change in cash was a decrease of $21,077 (an increase of $8,422 in the same prior year period).

Net income reconciliation

		Q3 2022
Total V2O5 equivalent sold	000s lbs	6,164	A
	tonnes[1]	2,796
Produced V2O5 equivalent sold	000s lbs	5,390	B
	tonnes[1]	2,445
Revenues per pound sold	$/lb	$8.80	C
Cash operating costs per pound	$/lb	$5.33	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 7

		Q3 2022
Revenues		$54,258	A x C 2,796 tonnes of V2O5 equivalent sold (Q3 2021 - 2,685 tonnes), with revenues per pound sold of $8.80 (Q3 2021 - $9.10)

Cash operating costs		(28,716)	B x D Global recovery of 80.7% (Q3 2021 - 83.7%), impact of shutdowns and cost and consumption increases for critical consumables, including HFO, ammonium sulfate and sodium carbonate

Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,655)		Note 19 394 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(7,248)		Note 19 351 tonnes of V2O5 equivalent of purchased products sold, compared with 135 tonnes in Q3 2021 with a cost of $2,479
Distribution costs	(2,581)		Note 19
Depreciation	(5,111)		Note 19
			Note 19
Inventory write-down	(1,655)		Attributable to purchased FeV and V2O5 inventory
Increase in legal provisions	(2,050)		See "other general and administrative expenses" section on page 6 Note 19

Iron ore costs	(200)
		(20,500)
Commercial & Corporate costs
Professional, consulting and management fees	(2,056)
Other general and administrative expenses	(494)		Note 15 (Sales & trading plus Corporate) In line with Q3 2021
Share-based payments	(131)
		(2,681)
Largo Clean Energy		(3,254)	Note 15 (excluding finance costs and foreign exchange) 2022 guidance between $15,000 and $18,000. $14,667 in the nine months ended September 30, 2022
Largo Physical Vanadium		(1,146)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(487)	Note 15 - "other"
Foreign exchange gain		967
Finance costs		(296)
Interest income		401
Exploration and evaluation costs		(506)

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 8

Q3 2022
Net income (loss) before tax	(1,960)
Income tax expense	(1,307)
Deferred income tax recovery	666

Net income (loss)	$(2,601)

Note references in the table above refer to the note disclosures contained in the Q3 2022 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 production in July 2022 was 811 tonnes, with 1,140 tonnes produced in August and 955 tonnes produced in September, for a total of 2,906 tonnes of V2O5 produced in Q3 2022. Production in July was impacted by the refractory refurbishment in the kiln and cooler, with September impacted by lower quantities of ore mined as the Company transitions to a new mining contractor.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q3 2022	2,906	6,406,626	$8.23	$4.86
Q2 2022	3,084	6,799,048	$11.08	$4.23
Q1 2022	2,442	5,383,682	$10.72	$3.97
Q4 2021	2,003	4,415,854	$8.30	$3.68
Q3 2021	3,260	7,187,061	$9.40	$3.53
Q2 2021	3,070	6,768,184	$8.19	$3.39
Q1 2021	1,986	4,378,375	$7.09	$2.87
Q4 2020	3,340	7,363,431	$5.29	$2.56

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q3 2022 was 80.7%, a decrease of 3.6% from the 83.7% achieved in Q3 2021 and 1.3% lower than the 81.8% achieved in Q2 2022. The global recovery in July 2022 was 80.1%, with 81.3% achieved in August and 80.8% achieved in September.

• In Q3 2022, the Company produced 962 V2O5 equivalent tonnes of high purity products, including 718 tonnes of high purity V2O5 and 244 tonnes of high purity V2O3. This represented 33% of the total quarterly production and is the highest quarterly quantity of high purity production that the Company has achieved to date.

• Subsequent to Q3 2022, production in October 2022 was 804 tonnes of V2O5.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 9

Selected Quarterly Information

Summary financial information for the eight quarters ended September 30, 2022, prepared in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic (Loss)	Diluted (Loss)
		Net (Loss)	Earnings per	Earnings per		Non-current
Period	Revenue	Income	Share[1]	Share[1]	Total Assets	Liabilities
Q3 2022	$54,258	$(2,601)	$(0.04)	$(0.04)	$347,569	$6,187
Q2 2022	84,804	17,965	0.28	0.28	358,739	6,700
Q1 2022	42,688	(1,954)	(0.03)	(0.03)	348,755	8,883
Q4 2021	50,326	789	0.01	0.01	313,909	6,544
Q3 2021	53,861	9,193	0.14	0.14	315,577	6,911
Q2 2021	54,292	8,445	0.13	0.13	318,276	8,259
Q1 2021	39,801	4,144	0.07	0.07	261,018	5,440
Q4 2020	42,254	6,881	0.12	0.11	297,806	6,295

1. Basic earnings (loss) per share and diluted earnings (loss) per share have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 10).

2022 Guidance

The Company has committed a significant proportion of its monthly production in 2022 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during the nine months ended September 30, 2022. The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. Although there have been some challenges with logistics, including delays and higher costs, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and the Company continues to staff critical functions at the Maracás Menchen Mine.

The Company's 2022 guidance is presented on a "business as usual" basis. The Company continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on the Company's operations, sales and guidance for 2022. Although these restrictions have not, to date, had a material impact on the Company's operations and sales, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on the Company's operations, sales efforts and logistics. The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. However, these actions may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2021 for the full discussion of the Company's Risks and Uncertainties.

The Company's guidance for 2022 is presented below.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 10

2022 Guidance
Annual V2O5 equivalent production	tonnes	11,000 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	11,000 - 12,000

Cash operating costs excluding royalties per pound[2]	$/lb	4.10 - 4.50

Distribution costs		$7,000 - 8,000
Corporate and Sales & trading administrative costs[3]		$10,000 - 11,000
Largo Clean Energy expenditures[4]		$15,000 - 18,000

Capital expenditures - components
Sustaining capital expenditures (excluding capitalized stripping costs)		$9,000 - 10,000
Capitalized stripping costs		$10,000 - 11,000
Ilmenite concentration plant capital expenditure		$19,000 - 21,000
TiO[2] processing plant capital expenditure		$2,000 - 3,000
Carry-over capital expenditures		$2,000 - 3,000
Largo Clean Energy capital expenditures		$1,500 - 2,500

1. Includes sales of up to 1,000 tonnes of V2O5 equivalent purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the Largo Clean Energy segment.

Operations

Largo Clean Energy

Recent Developments

During Q3 2022, LCE made progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority focus. All high-power battery stacks have been manufactured and the Company has proceeded with factory acceptance testing. The required battery stack containers are fully assembled and final validation and factory acceptance testing remains ongoing. Additionally, the required electrolyte storage containers are progressing through the final painting, lining and integration process. A majority of the required alternating current ("AC") components have been manufactured and factory-accepted, and shipment to the deployment site has begun. The battery deployment site is under construction and LCE expects to begin equipment installation in November 2022. LCE continues to experience a number of shipping and logistical delays related to certain components for its EGPE VRFB deployment. However, management of LCE are monitoring the situation closely and now expect the completion of the commissioning of the EGPE VRFB to be pushed into Q2 2023.

In August 2022, LCE signed a non-binding MOU with Ansaldo Green Tech to negotiate the formation of a joint venture for the manufacturing and commercial deployment of VRFBs in the European, African and Middle East power generation markets.

LCE and National Grid completed the grid interconnection of a 3 megawatt-hour demonstration VRFB in Shirley, Massachusetts (previously installed by VionX Energy and commissioned by LCE). National Grid completed the final witness test in August and approved LCE's interconnection to the grid in mid-September. Since then, LCE has successfully operated the Shirley VRFB on the grid and the battery will be used to further optimize performance of the solar shifting application going forward.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 11

Maracás Menchen Mine

Recent Developments

Expenditures of $25,583 were capitalized to mine properties, plant and equipment during the nine months ended September 30, 2022 (year ended December 31, 2021 - $28,923), including $3,698 of capitalized waste stripping and push back costs (2021 - $8,726) and $2,896 relating to the titanium project.

The production of 2,906 tonnes of V2O5 in Q3 2022 was lower than the 3,260 tonnes of V2O5 produced in Q3 2021, primarily due to the shutdown in July 2022 for the refurbishment of the refractory in the kiln and cooler. In Q3 2022, 351,450 tonnes of ore were mined with an effective grade of 1.02% of V2O5. The ore mined in Q3 2022 was 4% lower than in Q3 2021 primarily as a result of the transition between mining contractors in September 2022. The Company produced 99,513 tonnes of concentrate with an effective grade of 3.26%.

The COVID-19 restrictions put in place did not have an impact on the Company's operational performance in Q3 2022.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Total Ore Mined (tonnes)	351,450	366,484	1,033,375	971,184
Ore Grade Mined - Effective Grade[1] (%)	1.02	1.10	1.15	1.15

Effective Grade of Ore Milled (%)	1.28	1.32	1.32	1.26
Concentrate Produced (tonnes)	99,513	113,879	316,154	312,718
Grade of Concentrate (%)	3.26	3.32	3.25	3.26
Contained V2O5 (tonnes)	3,240	3,778	10,273	10,182

Crushing Recovery (%)	97.6	98.8	97.8	97.9
Milling Recovery (%)	98.8	98.3	97.6	97.7
Kiln Recovery (%)	88.6	89.9	88.8	89.6
Leaching Recovery (%)	99.0	98.9	98.8	98.1
Chemical Plant Recovery (%)	95.6	96.9	95.7	95.9
Global Recovery[2] (%)	80.7	83.7	80.2	80.6

V2O5 Produced (Flake + Powder) (tonnes)	2,906	3,260	8,432	8,316

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q3 2022, the Company continued working towards obtaining the necessary authorizations and environmental permits to carry out diamond drilling at a number of target areas, primarily in the South Block of the Maracás land package. Drilling began where permitted, with 3,827 metres drilled in two targets. This exploration program is designed to support the maintenance of the Company's mineral rights in these areas and to extend the currently known resources. Work also continues on geological modelling at the Novo Amparo Norte ("NAN") and Gulçari A Norte ("GAN") deposits located north of the Campbell Pit, with completed models expected in Q4 2022. Soil geochemical analysis was completed in selected areas of the South Block, with processing and evaluation completed and ready to guide the drilling program in 2023. The Campbell Pit geological model was reviewed during Q3 2022 from which a short-term model was developed and completed. This model will be updated quarterly going forward.

The Company is planning for approximately 2,000 metres of infill drilling in 2022 in the Campbell Pit, which is expected to be completed in Q4 2022. During Q3 2022, 736 metres of drilling was completed with the drilling samples currently being analyzed. The goal of this drilling is to provide more detail to operational planning in order to improve the mineralization contact.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 12

In 2021 the Company completed 8,838 metres of drilling (56 holes) at various targets across the Maracás Menchen Mine. At the Campbell Pit, 2,337 metres were drilled in seven holes to explore depth extension opportunities. A further 2,248 metres of drilling (26 holes) were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. Limited drilling was completed at NAN (483 metres in two holes) and GAN (706 metres in four holes) in support of the technical report. Two holes (809 metres) were drilled to test geophysical anomalies adjacent to the existing mine operations, east of the Campbell Pit. Finally, 2,255 metres of drilling (15 holes) were completed on two targets in the South Block.

On November 3, 2021 the Company announced the results of a new NI 43-101 technical report titled "An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits" (the "Technical Report"). The Technical Report was filed on December 20, 2021. A summary of the report outcomes can be found in the aforementioned press release and the full report can be accessed via SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Exploration Outlook

The Company is planning for approximately 7,200 metres of exploration drilling in 2022 at the Maracás Menchen Mine. Efforts will focus on areas in the South Block with known magnetic anomalies and coincident geochemical anomalies. During Q3 2022, 3,827 metres of drilling were completed in two targets. Efforts will also be prioritized on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil.

Financial Instruments

Financial assets and financial liabilities at September 30, 2022 and December 31, 2021 were as follows:

	September 30,	December 31,
	2022	2021
Cash	$62,713	$83,790
Restricted cash	448	448
Trade and other receivables	20,959	22,172
Accounts payable and accrued liabilities (including non-current)	33,485	19,723
Lease liability (including non-current)	2,181	2,550
Debt	15,000	15,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 17. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2021, the benchmark price per lb of V2O5 was between $8.50 and $9.00. This decreased to a range of between $7.50 and $8.50 at September 30, 2022, with an average of approximately $8.23 for Q3 2022, compared with approximately $11.08 for Q2 2022 and $9.40 for Q3 2021.

The average benchmark price per lb of V2O5 was approximately $7.75 and the average benchmark price per kg of FeV was approximately $32.67 for October 2022. At the date of the MD&A, the market price of V2O5 was in a range of $7.50 to $8.10 per lb and the market price of FeV was in a range of $30.80 to $32.95 per kg.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At September 30, 2022, the Company's debt balance was $15,000.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 13

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

Refer to "Significant Events and Transaction Subsequent to Q3 2022" for details of an additional debt facility secured by the Company.

Capital resources

At September 30, 2022, the Company had an accumulated deficit of $37,163 since inception (December 31, 2021 - $49,327) and had a net working capital surplus of $114,097 (December 31, 2021 - $118,310) (defined as current assets less current liabilities). At September 30, 2022, the total amount due within 12 months on the Company's debt was $15,000 (December 31, 2021 - $15,000).

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2022 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$33,152	$-	$333	$-
Debt	-	15,000	-	-
Operating and purchase commitments	11,839	1,419	1,884	21
	$44,991	$16,419	$2,217	$21

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $62,713 (December 31, 2021 - $83,790). As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At September 30, 2022, there were 64,005 common shares of the Company outstanding. At the date of this MD&A, there were 64,005 common shares of the Company outstanding.

At September 30, 2022, under the share compensation plan of the Company, 201 RSUs were outstanding and 875 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and April 1, 2027. If exercised, the Company would receive proceeds of C$11,712. The weighted average exercise price of the stock options outstanding is C$13.39.

As of the date of this MD&A, 200 RSUs and 875 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and April 1, 2027.

At September 30, 2022, 1,822 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between November 30, 2022 and December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$21,465. The weighted average exercise price of the warrants is C$11.78.

As of the date of this MD&A, 1,822 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between November 30, 2022 and December 8, 2025.

Transactions With Related Parties

The Q3 2022 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2021 except as disclosed in note 3. The Company had transactions with related parties during Q3 2022. Refer to note 14.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 14

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Commitments and Contingencies

At September 30, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,589 and all payable within one year. These contracts also require that additional payments of up to approximately $3,884 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2022 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $455, including $250 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2022 of $11,101.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At September 30, 2022, the provision recognized was R$758 ($140). The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2021 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2021 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2021 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 15

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2021, the Company's ICFR was effective.

During the three months ended September 30, 2022, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2021 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q3 2022 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2021, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

_____________________________________________________
1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 16

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q3 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Revenues - V2O5 produced[1]	$30,831	$28,627	$98,621	$76,381
V2O5 sold - produced (000s lb)	3,745	3,308	10,824	10,265
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.23	$8.65	$9.11	$7.44

Revenues - V2O5 purchased[1]	$1,655	$-	$3,184	$455
V2O5 sold - purchased (000s lb)	207	-	339	55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$8.00	$-	$9.39	$8.27

Revenues - V2O5[1]	$32,486	$28,627	$101,805	$76,836
V2O5 sold (000s lb)	3,952	3,308	11,163	10,320
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.22	$8.65	$9.12	$7.45

Revenues - V2O3 produced[1]	$3,798	$-	$3,798	$-
V2O3 sold - produced (000s lb)	308	-	308	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$12.33	$-	$12.33	$-

Revenues - V2O3 purchased[1]	$482	$-	$482	$-
V2O3 sold - purchased (000s lb)	43	-	43	-
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$11.21	$-	$11.21	$-

Revenues - V2O3[1]	$4,280	$-	$4,280	$-
V2O3 sold (000s lb)	350	-	350	-
V2O3 revenues per pound of V2O3 sold ($/lb)	$12.23	$-	$12.23	$-

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 17

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Revenues - FeV produced[1]	$12,756	$22,621	$54,667	$63,908
FeV sold - produced (000s kg)	394	716	1,576	2,321
FeV revenues per kg of FeV sold -produced ($/kg)	$32.38	$31.59	$34.69	$27.53

Revenues - FeV purchased[1]	$4,736	$2,613	$20,998	$7,210
FeV sold - purchased (000s kg)	159	88	516	265
FeV revenues per kg of FeV sold - purchased ($/kg)	$29.79	$29.69	$40.69	$27.21

Revenues - FeV[1]	$17,492	$25,234	$75,665	$71,118
FeV sold (000s kg)	553	804	2,092	2,586
FeV revenues per kg of FeV sold ($/kg)	$31.63	$31.39	$36.17	$27.50

Revenues[1]	$54,258	$53,861	$181,750	$147,954
V2O5 equivalent sold (000s lb)	6,164	5,919	18,340	18,727
Revenues per pound sold ($/lb)	$8.80	$9.10	$9.91	$7.90

1. As per note 18.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2022 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 18

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Operating costs[1]	$45,602	$32,126	$125,264	$95,264
Professional, consulting and management fees[2]	1,181	1,007	3,784	2,986
Other general and administrative expenses[3]	383	236	859	1,003
Less: iron ore costs[1]	(200)	(134)	(637)	(50)
Less: conversion costs[1]	(1,655)	(2,037)	(5,839)	(6,660)
Less: product acquisition costs[1]	(7,248)	(2,479)	(20,651)	(8,656)
Less: distribution costs[1]	(2,581)	(1,331)	(6,887)	(3,839)
Less: inventory write-down[4]	(1,655)	-	(1,655)	(2)
Less: depreciation and amortization expense[1]	(5,111)	(4,825)	(14,923)	(15,713)
Cash operating costs	28,716	22,563	79,315	64,333
Less: royalties[1]	(2,497)	(2,707)	(8,265)	(6,588)
Cash operating costs excluding royalties	26,219	19,856	71,050	57,745
Produced V2O5 sold (000s lb)	5,390	5,621	16,272	17,686
Cash operating costs per pound ($/lb)	$5.33	$4.01	$4.87	$3.64
Cash operating costs excluding royalties per pound ($/lb)	$4.86	$3.53	$4.37	$3.27

1. As per note 19.

2. As per the Mine properties segment in note 15.

3. As per the Mine properties segment in note 15 less the increase in legal provisions of $2,050 (Q3 2022) and $4,892 (nine months ended September 30, 2022) as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

4. As per notes 5 and 19 for purchased finished products.

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2021, which is filed on www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 19

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the build out of the ilmenite plant and the titanium project, eventual production from the ilmenite plant and/or the titanium project, the ability to sell ilmenite, titanium dioxide pigment, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O3 according to customer specifications, the extent and overall impact of the COVID-19 pandemic in Brazil and globally, the extent and impact of global freight delays and higher inventory transit time. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business including the expected manufacturing capacity of the LCE plant, the projected timing and cost of the completion of the EGPE project, the ability to negotiate and enter into a joint venture agreement with Ansaldo Green Tech on terms satisfactory to the Company, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, and the adoption of VFRB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the ability to mitigate the impact of future heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; that the Company's current plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two- pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2021 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 20

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking	Assumptions	Risk Factors
Statements
The Q3 2022 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $15,000. Refer to note 9.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 21

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2022. 2022 Production Guidance: 11,000 - 12,000 tonnes	The Company assumes that consistent production levels will achieve a level of or in excess of 1,100 tonnes per month in 2022 during normal operation.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 22

Forward-looking	Assumptions	Risk Factors
Statements
2022 Costs Guidance: Cash operating costs excluding royalties per pound $4.10 - $4.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 23

Forward-looking	Assumptions	Risk Factors
Statements
Sustaining capital expenditures of approximately $9,000 to $10,000 are expected to be required in 2022 to sustain the operational capacity to produce 1,100 tonnes per month (excluding capitalized waste stripping costs).	Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.	Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 24

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2022 25